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RECEIVED

2014 FEB 25 PM 2:50

SEC / MR

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 30426



14047385

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2013 AND ENDING DECEMBER 31, 2013

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Republic Securities of America, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM ID. NO.

600 East Colonial Drive, Suite 100
(No. and Street)

Orlando	Florida	32803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frank L. Schrimsher, President   407-423-7620
                                                                       (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CliftonLarsonAllen LLP
(Name - If individual state last, first, middle name)

420 South Orange Avenue, Suite 500	Orlando	Florida	32801
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Frank L. Schrimsher, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Republic Securities of America, Inc. as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

President
Title

Notary Public

WANDA L. PENLAND
Notary Public, State of Florida
My comm. expires July 30, 2014
No. DD989277
Bonded thru Ashton Agency, Inc. (800)451-4854

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Change in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPUBLIC SECURITIES OF AMERICA, INC.
TABLE OF CONTENTS
YEAR ENDED DECEMBER 31, 2013



CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Republic Securities of America, Inc. (the Company) as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Board of Directors
Republic Securities of America, Inc.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Republic Securities of America, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements taken as a whole.

CliftonLarsonAllen LLP

CliftonLarsonAllen LLP

Orlando, Florida
February 11, 2014

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

CASH AND CASH EQUIVALENTS	$	21,984
Total Assets	$	21,984

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	$	-

STOCKHOLDERS' EQUITY

Common Stock, $1 Par Value; 7,500 Shares Authorized;	
1,000 Shares Issued and Outstanding	1,000
Paid-In Capital	85,100
Accumulated Deficit	(64,116)
Total Stockholders' Equity	21,984

Total Liabilities and Stockholders' Equity	$	21,984

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUES	$	254,800
EXPENSES		
Regulatory Fees and Expenses		10,149
Professional Fees		8,400
Taxes and Licenses		950
Total Expenses		19,499
NET INCOME	$	235,301

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common Stock	Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
BALANCE, JANUARY 1, 2013	$ 1,000	$ 57,100	$ (49,417)	$ 8,683
Stockholder Contributions	-	28,000	-	28,000
Stockholder Distributions	-	-	(250,000)	(250,000)
Net Income	-	-	235,301	235,301
BALANCE, DECEMBER 31, 2013	$ 1,000	$ 85,100	$ (64,116)	$ 21,984

See accompanying Notes to Financial Statements.

(5)

REPUBLIC SECURITIES OF AMERICA, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES

Cash Received from Underwriting Activities	$	254,800
Cash Paid for Operating Expenses		(19,499)
Net Cash Provided by Operating Activities		235,301

CASH FLOWS FROM FINANCING ACTIVITIES

Stockholder Contributions	28,000
Stockholder Distributions	(250,000)
Net Cash Used by Financing Activities	(222,000)

NET CHANGE IN CASH AND CASH EQUIVALENTS	13,301
Cash and Cash Equivalents - Beginning of Year	8,683

CASH AND CASH EQUIVALENTS - END OF YEAR	$	21,984

RECONCILIATION OF NET INCOME TO NET CASH FLOWS
PROVIDED BY OPERATING ACTIVITIES

Net Income	$	235,301
Net Cash Provided by Operating Activities	$	235,301

See accompanying Notes to Financial Statements.

REPUBLIC SECURITIES OF AMERICA, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2013

NOTE 1   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business
Republic Securities of America, Inc. (the Company), a Florida Corporation, was organized and incorporated on August 24, 1983, for the purpose of engaging in various broker-dealer activities as regulated by the Financial Industry Regulation Authority.

Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with original maturities of three months or less to be cash equivalents.

The Company maintains its cash and cash equivalents in a bank deposit account which, at times, may exceed federally insured limits; however, the Company has not experienced any losses in such accounts.

Revenue Recognition
Securities transactions (and related commission revenue and expenses, if applicable) are recorded on a trade date basis.

Income Taxes
The Company has elected to be taxed as an "S" corporation pursuant to Section 1362(a) of the Internal Revenue Code. As an "S" corporation, the Company's taxable income or loss is passed through the Company to the individual stockholders. Accordingly, no provision for income taxes has been presented in the accompanying financial statements.

The Company adopted the income tax standard for uncertain tax positions and determined it has no uncertain tax positions as of December 31, 2013. The Company recognizes accrued interest and penalties, if any, associated with uncertain tax positions in "taxes and licenses" in the accompanying financial statements.

The Company files income tax returns in the United States federal jurisdiction. The Company is generally not subject to United States federal income tax examinations by tax authorities for years prior to 2010, with certain exceptions as described in the Internal Revenue Code.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Subsequent Events

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 11, 2014, the date the financial statements were available to be issued.

NOTE 2   **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1.

At December 31, 2013, the Company had net capital of $21,984, which was $16,984 in excess of its required net capital of $5,000. The Company's net capital ratio was .00 to 1 at December 31, 2013.

In addition, Rule 15c3-1(d) also provides that the ratio of subordinated liabilities to net capital not exceed 1.43 to 1. There is no computation required under this rule as the Company had no subordinated liabilities at December 31, 2013.

NOTE 3   **CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS**

The Company was not obligated under liabilities subordinated to claims of general creditors at December 31, 2013.

NOTE 4   **RELATED PARTY TRANSACTIONS**

The Company has an agreement with Schrimsher Management (the Management Company) to receive clerical and rental services from the Management Company for no fees. The stockholders of the Management Company are the same as the stockholders of the Company. Due to the minimal amount of activity the Company incurs, no expenses have been recorded for the services provided by the Management Company.

During 2013, the Company's revenue was derived from one underwriting deal for a partnership investment in which the Company's stockholders are also investors. The Company earned a 4% commission on amounts invested in the deal, of which $12,200 was earned on investments by the Company's stockholders and a related party.

NOTE 5   OPERATIONS

The Company generated $254,800 in revenue and paid expenses of $19,499 for the year ended December 31, 2013. The Company funded its 2013 operations, and expects to fund future operations as needed, with revenue earned and capital contributions from its stockholders.

REPUBLIC SECURITIES OF AMERICA, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2013

NET CAPITAL

Total Stockholders' Equity	$	21,984
Less: Stockholders' Equity Not Allowable for Net Capital		-
Total Stockholders' Equity Qualified for Net Capital		21,984
Add: Allowable Liabilities Subordinated to Claims of General Creditors in Computation of Net Capital		-
Total Capital and Allowable Subordinated Liabilities		21,984
Less: Total Non-Allowable Assets		-
Net Capital Before Haircuts on Securities Positions		21,984
Haircuts on Securities Positions (Computed, Where Applicable, Pursuant to Rule 15c3-1)		-
Net Capital	$	21,984

AGGREGATED INDEBTEDNESS $ -

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital Required	$	5,000
Excess Net Capital	$	16,984
Excess Net Capital at 120%	$	15,984
Ratio: Aggregate Indebtedness to Net Capital		.00 to 1

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO RULE 17a-5(d)(4)

Material differences do not exist between the computation of net capital contained in this report and the most recent unaudited computation included in Part IIA of the Focus Report filed by the Company as of December 31, 2013.

Based on the audit of the statement of financial condition and review of Rule 15c3-3 under the Securities Exchange Act of 1934, management believes the Company is in compliance with the conditions of exemption and does not have a reserve requirement at December 31, 2013.

The Company is in compliance with the conditions of exemption of the possession and control requirements set forth in Rule 15c3-3 at December 31, 2013. The Company did not hold any position with respect to fully-paid or excess margin securities as specified by the above referenced rule.



CliftonLarsonAllen LLP
www.cliftonlarsonallen.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Republic Securities of America, Inc.
Orlando, Florida

In planning and performing our audit of the financial statements of Republic Securities of America, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company

Board of Directors
Republic Securities of America, Inc.

has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent and detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency or combination of significant deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as previously defined.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, the Company's management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be distributed to other parties or used for any other purposes.

CliftonLarsonAllen LLP

Orlando, Florida
February 11, 2014